 Exhibit 99.1

SNDL Reports First Quarter 2024 Financial and Operational Results

The Company reports increased revenue year-over-year and record profit margin

CALGARY, AB, May 9, 2024 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the first quarter ended March 31, 2024. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:30 a.m. EDT (8:30 a.m. MDT) on Thursday, May 9, 2024. The conference call details can be found below.

FIRST QUARTER 2024 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Net revenue for the first quarter of 2024 was $197.8 million, compared to $191.0 million in the first quarter of 2023, an increase of 4%. This increase is driven by the Cannabis Retail and Cannabis Operations segments, as the Liquor Retail segment reported flat net revenue. The decrease in net revenue in the quarter, as compared to net revenue of $248.5 million in the fourth quarter of 2023, is attributed to seasonality in the Liquor and Cannabis Retail segments, as the fourth quarter is traditionally the strongest retail period, and the first quarter is impacted by decreased consumer spend.
•	Achieved a gross profit of $50.4 million, representing a record gross margin of 25% of sales in the first quarter of 2024, up from 17% in the first quarter of 2023. The 55% improvement in gross profit year over year highlights the success of the Company's data sales program, as well as the supply chain productivity initiatives, including optimized procurement and cultivation consolidation following the closure of the Olds, Alberta cultivation facility in October 2023, which significantly enhanced operational efficiencies and reduced costs.
•	Cash flow was negative $6.1 million in the first quarter of 2024, compared to negative $66.3 million in the first quarter of 2023, a 91% improvement. SNDL is encouraged by this result, as it is achieved in the context of business seasonality that lowers the sales in both Liquor and Cannabis Retail segments during the first quarter.
•	Free cash flow in the first quarter of 2024 was negative $6.4 million, compared to negative $60.1 million in the first quarter of 2023, an 89% improvement year-over-year underpinned by profitability and working capital management improvements.
•	Operating loss was $4.4 million for the first quarter of 2024, compared to a loss of $32.2 million in the first quarter of 2023, an 86% improvement primarily driven by margin expansion.
•	The first quarter of 2024 yielded solid results, and a step change in profitability despite seasonality impacts. There are several additional highlights during the quarter that, coupled with a strong pipeline of future initiatives, position SNDL on a strong path to continue driving sustainable profitable growth:
•	Opened a new Spiritleaf store in the coveted resort community of Whistler, British Columbia, and added a new Wine and Beyond store in Airdrie, one of the fastest-growing communities in Alberta.
•	Continued expansion of the proprietary data licensing in Cannabis Retail and initiated the program in the Liquor Retail segment.
•	Created opportunity for Cannabis Retail growth into British Columbia through the Dutch Love transaction.
•	Dynamic 29% revenue growth of SNDL's Liquor Retail segment private labels.
•	Continued productivity initiatives in the Cannabis Operations segment, notably the strategic closure of the Olds, Alberta facility, coupled with a ramp-up in cultivation at the Atholville, New Brunswick facility to ensure stable and increasing supply for retail, B2B and international partners as demand grows.
•	The Company had $783.2 million of unrestricted cash, marketable securities and investments and no outstanding debt, with $189.0 million of unrestricted cash as at March 31, 2024. SNDL has not raised cash through share offerings since June 2021.

"The SNDL team has delivered a solid first quarter result, exemplified by a record gross margin of 25% and the undeniable improvement in the profitability of all of our operating segments over multiple years," said Zach George, Chief Executive Officer of SNDL. "We are well positioned to further expand our retail network and product distribution in Canada where we expect further consolidation and attrition. Building on the momentum of our Canadian operations, the recent completion of Nasdaq's review of our SunStream USA structure creates an opportunity for SNDL to close on U.S. assets currently under restructuring, positioning us to become a leading global cannabis company. We intend to complete a rigorous strategic planning exercise in June of 2024 and are focused on a material reduction in corporate expenses to drive further improvements into the back half of the year. SNDL remains steadfast in its commitment to driving long-term, stabilized profitability. Following our first-ever two quarters of positive free cash flow in 2023, we are targeting the generation of positive free cash flow for the aggregate 2024 calendar year."

FIRST QUARTER 2024 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended March 31, 2024
Net revenue	116,054	71,306	22,395	-	(12,005)	197,750
Gross profit	28,806	18,359	3,235	-	-	50,400
Operating income (loss)	2,180	(1,042)	891	13,079	(19,485)	(4,377)
Adjusted operating income (loss) (1)	2,180	(1,042)	1,146	13,079	(19,829)	(4,466)
Three months ended March 31, 2023
Net revenue	115,911	67,408	19,133	-	(11,407)	191,045
Gross profit	26,267	15,819	(9,545)	-	-	32,541
Operating income (loss)	(1,950)	(78)	(18,832)	8,737	(20,081)	(32,204)
Adjusted operating income (loss) (1)	(1,950)	(78)	(17,936)	8,737	(18,634)	(29,861)

(1)	Adjusted operating income (loss) is a specified financial measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See "Non-IFRS Measures - Adjusted operating income (loss)" below.

FIRST QUARTER 2024 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 171 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot", and "Ace Liquor".

•	Net revenue for Liquor Retail sales for the three banners combined was $116.1 million in the first quarter of 2024, stable compared to $115.9 million for the same period in the year prior.
•	Same-store sales for stores open in the first quarter of 2023 and 2024 have remained stable year-over-year. Same-store sales refer to the revenue generated by the Company's existing retail liquor locations, which operated during the current and comparative periods.
•	Gross profit for Liquor Retail was $28.8 million, or 25% of sales, in the first quarter of 2024, compared to $26.3 million, or 23% of sales, in the first quarter of 2023, representing a 10% increase year-over-year. The Company achieved record gross margin for its Liquor Retail segment in March 2024, with margins reaching 25.3%. This improvement was mainly driven by procurement productivity and product mix management initiatives.
•	Operating income for Liquor Retail was $2.2 million in the first quarter of 2024, compared to negative $2.0 million in the first quarter of 2023, a 212% improvement.
•	SNDL started to monetize its proprietary data licensing program for Liquor Retail in the first quarter of 2024, helping to further enhance the segment's profit margins with no associated cost of sales.
•	Private label sales, a substantial driver of margin accretive profitable growth, increased by 28.9% compared to the first quarter of 2023, and private label sales as a percent of total sales increased from 11.4% in the fourth quarter of 2023 to 12.6% in the first quarter of 2024. This increase is driven by further additions to the private label offerings, particularly within the value segment. The Company plans to extend its private label line-up with wine varietals sourced from distinguished regions and notable winemakers, all priced attractively, which is expected to contribute to further enhance SNDL's consumer value proposition, further distinguishing its Liquor Retail banners.
•	The Company opened its 13th Wine and Beyond location in Airdrie, Alberta, to further build on the success of the experiential, destination approach of the banner.

As of May 9, 2024, the Ace Liquor store count is 138, the Liquor Depot store count is 20, and the Wine and Beyond store count is 13.

Cannabis Retail

With its 63% ownership interest in Nova Cannabis Inc. ("Nova"), SNDL is Canada's largest private-sector cannabis retailer by number of stores, operating 188 locations under its four retail banners: "Value Buds", "Spiritleaf", "Superette", and "Firesale Cannabis". The Company's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences it provides customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

•	Net revenue for Cannabis Retail in the first quarter of 2024 was $71.3 million, compared to $67.4 million in the first quarter of 2023. The 6% increase year-over-year was driven by productivity improvements and new stores opened through December 2023.
•	Same-store sales increased 2.1% for stores operating in the first quarters of 2023 and 2024. Same-store sales refer to the revenue generated by the Company's existing retail cannabis locations, which operated during the current and comparative periods.
•	Gross profit for Cannabis Retail was $18.4 million, or 26% of sales, in the first quarter of 2024, compared to $15.8 million, or 24% of sales, in the first quarter of 2023, a 17% increase year-over-year. The increase showcases the Company's efforts in continued margin expansion initiatives, including growth of its data program, in-store productivity programs, and the continued development of private label offerings.
•	Operating income for the Cannabis Retail was negative $1.0 million in the first quarter of 2024, compared to negative $78,000 in the first quarter of 2023.
•	SNDL's proprietary data licensing program generated revenue of $3.5 million for the first quarter of 2024, an increase of 139% or $2.0 million from the same period in the year prior.
•	The Company expanded its Spiritleaf footprint into the coveted community of Whistler, British Columbia in February 2024.
•	Subsequent to quarter end, SNDL began the expansion of its Cannabis Retail segment in British Columbia through the Dutch Love transaction, paving the way for the launch of the first Value Buds branded stores in the region. This move enhances the Company's presence and demonstrates the strength of its M&A strategy.

As of May 9, 2024, the Spiritleaf store count was 84 (20 corporate stores and 64 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 1 corporate store, and the Value Buds store count was 99 corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy. Cannabis Operations include the operations of The Valens Company Inc. ("Valens") for the period of January 18, 2023, to December 31, 2023.

•	Net revenue for Cannabis Operations for the first quarter of 2024 was $22.4 million, up 17% from $19.1 million in the first quarter of 2023, as a result of increasing provincial board and B2B distribution and a continued focus on consumer innovation, quality and operational efficiencies. Provincial board revenue represented $14.5 million in revenue for the quarter, while wholesale revenue increased 138% to $7.5 million for the quarter.
•	Record gross profit for the segment in the first quarter of 2024 of $3.2 million, an increase of $12.7 million, from negative $9.5 million in the first quarter of 2023. The 134% improvement in gross profit is largely attributable to several productivity initiatives, including the strategic decision to close the Olds, Alberta facility.
•	The Company has begun a strategic ramp-up in cultivation production at its Atholville, New Brunswick facility to ensure stable and consistent supply for both its retail B2B and international partners as demand increases.
•	Operating income for the segment improved 104% for the period, to $0.9 million, compared to negative $18.9 million in the first quarter of 2023. The substantial increase in operating income results from margin expansion and operational efficiencies.
•	Following SNDL's inaugural international export contract with IM Cannabis Corp ("IMC") in Israel, the Company is pursuing EU-GMP certification at its Atholville facility to expand its international export footprint further and increase B2B opportunities within emerging global markets such as the UK and Germany.
•	Subsequent to quarter end, the Company secured approximately 350 additional distribution points within prominent national cannabis retail chains, helping to further drive market share and revenue in future quarters.

Investments

•	As at March 31, 2024, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $594.2 million, including $560.3 million to SunStream Bancorp Inc. ("SunStream").
•	In the first quarter of 2024, the investment portfolio generated positive operating income of $13.1 million compared to $8.7 million in the quarter of the prior year.
•	SunStream is a joint venture sponsored by SNDL. During 2023, SunStream directed the formation of the SunStream USA group of companies ("SunStream USA Group") in connection with the restructuring of certain loans provided by SunStream. SunStream USA Group is anticipated to be a U.S. platform with one or more independent third-party investors, which will be independently managed and governed.
•	On May 2, 2024, SNDL announced that SunStream USA Group would proceed with acquiring equity positions in U.S. cannabis assets following the completion of its review by Nasdaq, which confirmed that the proposed structure meets all applicable laws and Nasdaq listing rules.
•	At the end of the first quarter of 2024, the credit portfolio controlled by SunStream comprised five investments: Jushi Holdings Inc., SKYMINT Brands ("Skymint"), Ascend Wellness Holdings, Surterra Holdings, Inc. d/b/a Parallel ("Parallel"), and Columbia Care Inc.
•	The previously announced transactions to acquire certain operations and assets of Parallel and Skymint are anticipated to close in 2024 and are subject to certain conditions and regulatory approvals.
•	SNDL is optimistic about the proposed regulatory reforms in Germany, Florida, and the recent decision by the U.S. federal government to reclassify cannabis. On April 30, 2024, the U.S. Justice Department, through the U.S. Drug Enforcement Administration, announced that it would move to reclassify marijuana from a Schedule I drug to a Schedule III drug, subject to a formal rulemaking process. Though this decision will not legalize cannabis at a federal level in the United States, it is expected to facilitate various research and permit certain tax deductions for U.S. cannabis businesses. This decision does not directly affect SNDL's operations, which are located solely in Canada, though it is expected to have a favourable effect on the SunStream joint venture investments in the United States. SNDL is closely following the developments of this decision and how it may create opportunities for the Company.

Equity Position

•	$783.2 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at March 31, 2024, resulting in a net book value of $1.2 billion.
•	On November 13, 2023, the Company announced that its board of directors had approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The Company's share repurchase program continues to be available to lower the outstanding share float. SNDL will continue to assess opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. For the three months ended March 31, 2024, the Company did not purchase common shares for cancellation.

This press release is intended to be read in conjunction with the Company's condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2024, and the accompanying Management's Discussion and Analysis. These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:30 a.m. EDT (8:30 a.m. MDT) on Thursday, May 9, 2024.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2024q1.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-855-669-9658 or International Toll: +1-604-674-8052
When prompted, enter Replay Access Code: 0888 #
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, the Company's ability to achieve improved profitability, growth and efficiencies across all segments, or its goal of sustainable, positive gross margin and positive free cash flow, revenue generation from the Liquor Retail proprietary data licensing program, expansion of product offerings (including the expected expansion of the Company's wine private label), the impact of productivity initiatives within the Cannabis Operations segment and owned retail locations, the expansion and additional cost savings at the Atholville facility, performance of the Company's investments, including through the SunStream joint venture and SunStream USA Group, implementation of the proposed SunStream USA Group investment structure, the timing and closing of the transactions with Parallel and Skymint, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 20, 2024, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

.	Three months ended March 31
	2024	2023
Net revenue	197,750	191,045
Cost of sales	147,350	158,504
Gross profit	50,400	32,541

Investment income (loss)	4,036	(958)
Share of profit of equity-accounted investees	9,148	9,516

General and administrative	44,695	48,573
Sales and marketing	2,598	3,386
Research and development	37	140
Depreciation and amortization	14,143	16,468
Share-based compensation	4,843	2,209
Restructuring (recovery) costs	(89)	1,536
Asset impairment	1,656	807
Loss on disposition of assets	78	184
Operating income (loss)	(4,377)	(32,204)

Other income (expenses)	(3,272)	(2,574)
Loss before income tax	(7,649)	(34,778)
Income tax recovery	2,997	-
Net loss from continuing operations	(4,652)	(34,778)
Net loss from discontinued operations	-	(1,365)
Net loss	(4,652)	(36,143)

Equity-accounted investees - share of other comprehensive income (loss)	10,034	(385)
Gain on translation of foreign operations	-	5
Comprehensive income (loss)	5,382	(36,523)

Net loss from continuing operations attributable to:
Owners of the Company	(2,554)	(34,203)
Non-controlling interest	(2,098)	(575)
	(4,652)	(34,778)
Net loss attributable to:
Owners of the Company	(2,554)	(35,568)
Non-controlling interest	(2,098)	(575)
	(4,652)	(36,143)
Comprehensive income (loss) attributable to:
Owners of the Company	7,480	(35,948)
Non-controlling interest	(2,098)	(575)

Condensed Consolidated Interim Statement of Financial Position
(Unaudited - expressed in thousands of Canadian dollars)

As at	March 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	188,954	195,041
Restricted cash	20,122	19,891
Marketable securities	170	225
Accounts receivable	20,522	27,059
Biological assets	772	429
Inventory	134,786	129,060
Prepaid expenses and deposits	15,478	22,464
Investments	13,034	3,400
Assets held for sale	25,233	6,375
Net investment in subleases	2,818	2,970
	421,889	406,914
Non-current assets
Long-term deposits and receivables	7,344	4,837
Right of use assets	122,100	129,679
Property, plant and equipment	129,895	152,916
Net investment in subleases	17,287	18,396
Intangible assets	72,595	73,149
Investments	20,663	29,660
Equity-accounted investees	560,342	538,331
Goodwill	119,282	119,282
Total assets	1,471,397	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities	61,360	68,210
Lease liabilities	32,975	30,537
Derivative warrants	5,700	4,400
	100,035	103,147
Non-current liabilities
Lease liabilities	128,816	136,492
Other liabilities	5,918	4,185
Total liabilities	234,769	243,824

Shareholders' equity
Share capital	2,377,163	2,375,950
Warrants	667	2,260
Contributed surplus	75,233	73,014
Contingent consideration	2,279	2,279
Accumulated deficit	(1,263,405)	(1,260,851)
Accumulated other comprehensive income	29,451	19,417
Total shareholders' equity	1,221,388	1,212,069
Non-controlling interest	15,240	17,271
Total liabilities and shareholders' equity	1,471,397	1,473,164

Condensed Consolidated Interim Statement of Cash Flows
(Unaudited -expressed in thousands of Canadian dollars)

	Three months ended March 31
	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period	(4,652)	(36,143)
Adjustments for:
Income tax recovery	(2,997)	-
Interest and fee income	(4,091)	(4,211)
Change in fair value of biological assets	(232)	3,535
Share-based compensation	4,843	2,209
Depreciation and amortization	14,570	18,259
Loss on disposition of assets	78	184
Inventory impairment and obsolescence	1,913	9,177
Finance costs, net	1,625	5,173
Change in estimate of fair value of derivative warrants	1,300	(4,802)
Unrealized foreign exchange loss	104	48
Transaction costs	164	-
Asset impairment	1,656	807
Share of (profit) of equity-accounted investees	(9,148)	(9,516)
Realized loss on settlement of marketable securities	-	43,804
Unrealized (gain) loss on marketable securities	55	(38,635)
Proceeds from settlement of marketable securities	-	26
Interest received	3,172	3,703
Change in non-cash working capital	(5,059)	(42,562)
Net cash used in operating activities from continuing operations	3,301	(48,944)
Net cash provided by operating activities from discontinued operations	-	147
Net cash used in operating activities	3,301	(48,797)
Investing activities
Additions to property, plant and equipment	(2,410)	(1,394)
Additions to intangible assets	-	(17)
Changes to investments	133	(827)
Changes to equity-accounted investees	168	(7,546)
Proceeds from disposal of property, plant and equipment	(62)	82
Acquisitions, net of cash acquired	-	3,695
Change in non-cash working capital	495	(459)
Net cash used in investing activities from continuing operations	(1,676)	(6,466)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	(1,676)	(6,466)
Financing activities
Change in restricted cash	(231)	(42)
Payments on lease liabilities, net	(7,516)	(9,491)
Repurchase of common shares, net of costs	-	(1,536)
Change in non-cash working capital	35	(1)
Net cash used in financing activities from continuing operations	(7,712)	(11,070)
Net cash used in financing activities from discontinued operations	-	-
Net cash used in financing activities	(7,712)	(11,070)
Effect of exchange rate changes on cash held in foreign currency	-	-
Change in cash and cash equivalents	(6,087)	(66,333)
Cash and cash equivalents, beginning of period	195,041	279,586
Cash and cash equivalents, end of period	188,954	213,253

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail		Cannabis Operations		Investments		Corporate		Total
Three months ended March 31, 2024
Operating income (loss)	2,180		(1,042)		891		13,079		(19,485)		(4,377)
Adjustments:
Restructuring costs (recovery)	-		-		255		-		(344)		(89)
Adjusted operating income (loss)	2,180		(1,042)		1,146		13,079		(19,829)		(4,466)
($000s)	Liquor Retail		Cannabis Retail		Cannabis Operations		Investments		Corporate		Total
Three months ended March 31, 2023
Operating income (loss)		(1,950)		(78)		(18,832)		8,737		(20,081)		(32,204)
Adjustments:
Restructuring costs		-		-		89		-		1,447		1,536
Intangible asset impairments		-		-		807		-		-		807
Adjusted operating income (loss)		(1,950)		(78)		(17,936)		8,737		(18,634)		(29,861)

FREE CASH FLOW

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended March 31
($000s)	2024	2023
Change in cash and cash equivalents	(6,087)	(66,333)
Adjustments:
Repurchase of common shares	-	1,536
Changes to long-term investments	(301)	8,373
Acquisitions, net of cash acquired	-	(3,695)
Free cash flow	(6,388)	(60,119)

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 06:00e 09-MAY-24